Rec'd 9/25/06

cm

06050410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FairField Research Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Locust Ave.
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Krause 203-972-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial Services Group LLC
(Name – *if individual, state last, first, middle name*)

54 Danbury Road #307 (Address) RidgeField (City) CT (State) 06877 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 5 2006
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 5 2006
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

PROCESSED
NOV 1 3 2006
THOMSON FINANCIAL

11/9

OATH OR AFFIRMATION

I, Charles Krause, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Research Securities Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN M. ARNOLD
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, ~~2005~~ 2010

[Signature]
Signature

President
Title

Ann M. Arnold
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
FAIRFIELD RESEARCH CORPORATION)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2005

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC

WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

April 3, 2006

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Firmwide Fax: 203-548-8207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Balance Sheet

December 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 16,866
Prepaid expenses	710
Loan receivable – Parent	33,170
TOTAL CURRENT ASSETS	50,746
TOTAL ASSETS	$ 50,746

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 2,500
State income tax payable	250
TOTAL CURRENT LIABILITIES	2,750
TOTAL LIABILITIES	$ 2,750
STOCKHOLDER'S EQUITY	
Common Stock – 500 shares authorized, issued and outstanding; $1 par value	500
Paid-in surplus	83,514
Retained earnings (deficit)	(36,018)
TOTAL STOCKHOLDER'S EQUITY	47,996
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 50,746

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Income

For the Year Ended December 31, 2005

REVENUES	
Interest income	$ 2,280
TOTAL REVENUES	
EXPENSES	
Professional fees	28,774
Rent and utilities	6,602
Licenses and fees	1,335
Employee benefits	1,463
TOTAL EXPENSES	38,174
INCOME (LOSS) BEFORE TAXES	(35,894)
PROVISION FOR INCOME TAXES	
Federal income taxes	-
State income taxes	250
NET INCOME (LOSS)	$(36,144)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE – DECEMBER 31, 2004	$500	$46,830	$ 126	$47,456
Net Income (Loss)			(36,144)	(36,144)
Additional Paid in Capital	—	36,684	—	36,684
BALANCE – DECEMBER 31, 2005	$500	$83,514	$(36,018)	$47,996

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Loss)	$(36,144)
Adjustments to reconcile net income to net cash used by operating activities	
Increase in prepaid expenses	(710)
Increase in loan receivable	(542)
Increase in accrued expenses	2,450
Total adjustments	1,198
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(34,946)
Cash flows from financing activities	
Additional Paid in Capital	36,684
NET CASH PROVIDED BY FINANCING ACTIVITIES	36,684
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,738
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	15,128
CASH AND CASH EQUIVALENTS – END OF YEAR	$16,866

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income Taxes	$ 300

The accompanying notes are an integral part of these statements.

Note A - Summary of Significant Accounting Policies

Organization / Operations

The Corporation was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation acts as an introducing broker between large financial institutions and earns a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation. As of March 31, 2000, the company suspended operations due to market conditions. In August, 2002, the company withdrew from the NFA. In October 2004, the Company decided to resume operations in 2005.

Method of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles. Tax returns are filed on a cash basis. Deferred income taxes from timing differences are not material.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Related Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the corporation in accordance with an administrative services agreement entered into with the Parent in October 2004.

The Corporation has a demand loan of $31,000 to the parent, with interest payable quarterly. Interest accrued for the year was $2,170. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Company. These amounts are charged to the Company, and to the extent not reimbursed, are recorded as additional capital contributions from the Parent.

Note C - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2005.

Note D - Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Computation of Net Capital

December 31, 2005

NET CAPITAL	
Stockholder's equity	$ 47,996
Less non allowable assets	(33,880)
Net Capital	14,116
Less aggregate indebtedness (2,750x0.0667=187<5,000)	-
Less minimum net capital required	(5,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 9,116

The differences between the Net Capital reported above and the unaudited Net Capital as per the Focus Reports previously filed by the Company are as follows:

Audit Adjustments	
Additional paid in capital	$ 2,603
Additional expenses	(3,153)
Additional interest income	2,170
Less change in non allowable assets	(2,170)
Net decrease in net capital	(550)
Net capital per focus report	14,666
Net capital per audit	$14,116

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, including control activities for safeguarding securities, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Fairfield Research Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Firmwide Fax: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

April 3, 2006